Exhibit 99.B(i)(viii)

June 20, 2014

Schroder Series Trust

875 Third Avenue, 22nd Floor

New York, New York 10022

Ladies and Gentlemen:

We are furnishing this opinion in connection with Post-Effective Amendment No. 78 (the “Amendment”) to the Registration Statement on Form N-1A (the “Registration Statement”) of Schroder Series Trust (the “Trust”) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (File No. 33-65632), and the Investment Company Act of 1940, as amended (File No. 811-7840), for the registration of an indefinite number of shares of beneficial interest in two separate classes (the “Advisor Shares” and the “Investor Shares,” respectively, and collectively, the “Shares”) of the Trust’s Schroder Global Multi-Asset Income Fund and Schroder Global Strategic Bond Fund series (the “Funds”).  The Shares are proposed to be sold pursuant to the Distribution Agreement, dated September 15, 1999, between the Trust and Schroder Fund Advisors LLC, which has been filed as an exhibit to the Registration Statement.

We have acted as counsel to the Trust since its organization and in connection with the Amendment. We are familiar with the actions taken by the Trustees of the Trust to authorize the issuance of the Shares. We have examined the Trust’s Agreement and Declaration of Trust, as amended through March 1, 1997 (the “Declaration of Trust”), the Trust’s Bylaws, as amended through December 7, 2004, and copies of votes adopted by the Trustees of the Trust, all as certified to us by the Clerk of the Trust. We have also examined executed copies of the Amendment, in the form filed or to be filed with the Commission, and such other documents and records as we have deemed necessary for the purposes of this opinion.

We assume that, upon the sale of the Advisor Shares and Investor Shares of the Funds, the Trust, on behalf of the Funds, will receive at least the net asset value thereof.

Based upon the foregoing, we are of the opinion that:

1.                                      The Trust has been duly organized and is a validly existing unincorporated association under and by virtue of the laws of The Commonwealth of Massachusetts.

2.                                      The Trust is authorized to issue an unlimited number of Advisor Shares and Investor Shares of the Funds and that when such Shares have been issued and sold pursuant to the Distribution Agreement, they will be validly issued, fully paid, and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.”  Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust.  However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate, or undertaking made or issued by the Trust or its Trustees or officers.  The Declaration of Trust provides for indemnification out of the property of a series of shares of beneficial interest for all loss and expense of any shareholder of such series held personally liable solely by reason of his being or having been a shareholder.  Thus, the risk of a shareholder’s incurring financial loss on account of shareholder liability should be limited to circumstances in which the series of shares itself would be unable to meet its obligations.

We consent to the filing of this opinion with and as an exhibit to the Amendment.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP